Mail Stop 6010

February 4, 2008

David Lawrence
Chief Financial Officer
Acorda Therapeutics, Inc.
15 Skyline Drive
Hawthorne, NY 10532

      Re: **Acorda Therapeutics, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              File No. 000-50513

Dear Mr. Lawrence:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Jeffrey P. Riedler
              Assistant Director